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                            Ramsay Health Care, Inc.
                            Exhibit B to Form 12b-25



                    The registrant anticipates that it will report a change in its results of operations for the fiscal quarter ended December 31, 1996 from the corresponding period for the last fiscal year. The registrant expects to report a net income of $1,843,000 for the fiscal quarter ended December 31, 1996. This compares to a net income of $835,000 for the fiscal quarter ended December 31, 1995.